10/1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

One Equity Partners Open Water I Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

69237L105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons OEP Open Water I Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer:

One Equity Partners Open Water I Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o OEP Open Water I Holdings, LLC 510 Madison Avenue, 19th Floor New York, New York 10022

Item 2(a).	Names of Persons Filing:

This statement is filed by OEP Open Water I Holdings, LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

510 Madison Avenue, 19th Floor New York, New York 10022

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

69237L105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)                 Amount beneficially owned:

See response to Item 9 on the cover page.

(b)                Percent of Class:

See response to Item 11 on the cover page.

(c)                 Number of shares as to which the Reporting Person has:

(i)                 Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)                Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)               Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)               Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13th, 2023

OEP Open Water I Holdings, LLC

By:	/s/ Jessica Marion
Name:	Jessica Marion
Title:	Chief Financial Officer